November 11, 2020

RE: RAD Diversified REIT, Inc.

Offering Statement on Form 1-A

Filed October 24, 2019

CIK No. 0001721469

File Number: 024-11020

Division of Corporation Finance

Office of Real Estate and Commodities

Dear Jonathan Burr and Kristina Marrone:

On this date we have filed our Post Offering Amendment, Amendment No. 06, on Form 1-A. We respectfully request that the amended offering circular be qualified by November 17, 2020, or as early thereafter as possible.

Should you declare our Post Offering Amendment as qualified, we acknowledge the following:

  should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the Offering Statement qualified, it does not foreclose the Commission from taking any action with respect to the Offering Statement;
  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Offering Statement qualified, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Offering Statement;
  the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kind regards,

/s/ Jack Jmaev

Attorney for RAD Diversified REIT, Inc.